38507 Cherry Street

Unit G

Newark, CA 94560

Tel: (510) 449-0100	Fax: (510) 449-0102

May 11, 2006

VIA FACSIMILE

202-772-9368

Attention: Gus Rodriguez

Re:	Peak International Limited

Form 10-Q for the fiscal quarter ending December 31, 2005

File No. 0-29332

Dear Mr. Rodriguez:

On behalf of Peak International Limited (the “Registrant”) and pursuant to the phone conversation you had with the Registrant’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP, this letter serves to further clarify our response to comments on the above-referenced Form 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) in its letter dated March 30, 2006. Set forth below are further responses to the Staff’s comments. The response corresponds to the specific heading and numbered comment in the letter from the Staff.

Form 10-Q for the period ended December 31, 2005

Note 14 – Assets to be Disposed of by Sale/Other Income

2.	You disclose that approximately $1,282,000 of the sale proceeds related to the sale of the building is held in escrow as restricted cash to fund contingencies and will not be available for use over the period ending first quarter of fiscal 2008. Please tell us the nature of the contingencies for which these amounts are restricted. Please clarify whether the $1,282,000 was included in your determination of the gain on sale. If so, tell us how you determined this is appropriate given the contingencies.

Response: The $1,282,000 represents a portion of the total cash consideration payable by the purchaser in relation to the sale of the subsidiary that held title to the building. Since it is part of the consideration, it is included as a gain on sale of subsidiary and is therefore not a gain contingency. Moreover, the Registrant believes that it is appropriate to include the $1,282,000 as a gain on sale because the sale was completed on April 13, 2005, with full ownership of the subsidiary and its associated risk transferred to the purchaser.

Gus Rodriguez

United States Securities and

  Exchange Commission

May 8, 2006

The $1,282,000 of the sale proceeds is held in escrow as restricted cash to fund loss contingency. The escrow extends over a period of 2 years and ends before June 30, 2007, the ending of the first quarter of our fiscal 2008. The purpose of the escrow is to assure the purchaser that any contingent liabilities existing before completion of the transaction, which could potentially result in claims against the subsidiary that was sold, will be borne by the Registrant. The Registrant is not aware of any contingent liabilities that will result in the forfeiture of either the full or part of the escrow amount. The contingencies covered pertain to warranties that the seller is commonly required to provide to the purchaser of a company, such as the seller being the legal and beneficial owner of the company’s shares, free and clear of encumbrances or third party right, and that no legal proceedings have been initiated or are outstanding against the company and there are no unfulfilled/unsatisfied judgment or court orders against the company. The subsidiary was a company incorporated in Hong Kong with limited liability, and the sale agreement is governed by and construed in accordance with the laws of Hong Kong and all parties agree to submit to the exclusive jurisdiction of the courts of Hong Kong. Any claims in dispute will be determined by an independent solicitor of appropriate experience and standing. The Registrant is not aware of any probable future event(s) that will require provision for loss contingency in accordance to paragraph 8 of SFAS 5.

*****

Questions or comments regarding any matters with respect to this letter may be directed to the Company’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP, with attention to Shiping Xu, at (213) 687-5184. Comments can also be sent via facsimile to (213) 621-5184.

Very truly yours,

/s/ Katie Fung

Katie Fung

Principal Accounting Officer

cc:	Dean Personne

John Supan

Jack Menache, Esq.

Michael Gisser, Esq.